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     As filed with the Securities and Exchange Commission on August 19, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 11-K

                   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(D)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       OR

    //TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                                [NO FEE REQUIRED]

             For the transition period from _________ to __________

                           Commission File No.: 1-8801

      Graham-Field Health Products, Inc. Bargaining Employees' 401(k) Plan
                            (Full title of the plan)

                       Graham-Field Health Products, Inc.
                                81 Spence Street
                            Bay Shore, New York 11706
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


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                              REQUIRED INFORMATION

       The Graham-Field Health Products, Inc. Bargaining Employees' 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended. Therefore, the Plan is required to file certain financial information in respect of the Plan within 180 days after the Plan's fiscal year end. As of the date of this filing, the Plan's accountants have not completed the required audit of such financial information. The Plan hereby undertakes, promptly after the completion of such audit of such financial information, to file such financial information with the Securities and Exchange Commission as an amendment to this Form 11-K (pursuant to SEC Rule 12b-15), or by submission of a separate Form 11-K.

                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAHAM-FIELD HEALTH PRODUCTS, INC. BARGAINING EMPLOYEES' 401(K) PLAN

By:     Graham-Field Health Products, Inc. Plan Administrator

By:     /s/     Cherie Antoniazzi                      August 19, 1999
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Name:           Cherie Antoniazzi
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Title:          Vice President
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